December 15, 2006

Mr. James Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Mr. Rosenberg:

This replies to the questions raised by Ms. Amy Bruckner, Staff Accountant, in a telephone call held on October 26, 2006, following the Staff’s review of Columbia Laboratories, Inc.’s (hereinafter “Columbia,” the “Company,” “we,” or “our”) August 23, 2006 response to the Staff’s comment letter dated July 19, 2006, commenting on our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006.

In further response to Staff’s question 1 on “Liquidity and Capital Resources”, we are adding additional information regarding the correction to the 2004 Consolidated Statement of Cash Flow that will be presented in our annual report on Form 10-K for the year ending December 31, 2006. We have corrected the increase in accounts receivable of $872,704 to a decrease of $746,625 (a net decrease of $1,619,329) and we have also corrected the decrease in accrued expenses of $1,612,504 to a decrease of $3,231,833 (also a net decrease of $1,619,329). In 2004, sales credits totaling $1,619,329 should have been reflected as a decrease to both accounts receivable and accrued expenses on the cash flow statement. We propose to make the correction in our Form 10-K for the year ending December 31, 2006, and to include in Footnote 1 the following subsection:

Reclassification of Prior-year Amounts-

Prior year financial statements have been reclassified to conform to the 2006 presentation. In 2004, sales credits totaling $1,619,329 are now reflected as decreases to both accounts receivable and accrued expenses. In particular, the 2004 Statement of Cash Flow reflects the following change. The previously reported increase in accounts receivable of $872,704 has been changed to a decrease of $746,625 (a net decrease of $1,619,329) and the previously reported decrease in accrued expenses of $1,612,504 has been changed to a decrease of $3,231,833 (also a net decrease of $1,619,329). Net cash used in operating activities remains unchanged from the previously reported amount.

With respect to our original response to Staff’s question 3 on “Revenue Recognition”, we will remove the chart that measures the effect on potential returns if a drop in prescription levels occurs, as well as the lead-in paragraph to that chart. The purpose of the chart was to provide some degree of sensitivity of future returns to prescription levels and was not based on any quantifiable expectation. The remainder of the disclosure as originally proposed already makes the point that the estimation of future prescriptions is the major factor in estimating future returns.

With respect to our original response to Staff’s question 4 relating to page 32 of the MD&A, we will include the two paragraphs in our August 23 response in the appropriate sections of future filings. Those sections will include the Footnotes to the Financial Statements, MD&A, and Critical Accounting Policies and Estimates.

With respect to our original response to Staff’s question 6 about whether the warrants issued in our March 10, 2006 private placement transaction meet the definition of a derivative instrument, we are amending our answer as described below.

The response relating to subparagraph “a” is amended to read as follows:

Pursuant to the contract, settlement will be in unregistered shares, which event is within the control of the Company. The Company also meets the additional requirements of Paragraph 14 of EITF No. 00-19 because no failed registration statement had occurred within six months of the classification assessment date. The Company addresses Paragraph 16 in its response to question 7 below, which notes that the Company does not consider the 6% maximum payment that would be payable in the event the shares remained unregistered to be a penalty. Paragraph 18 of EITF No. 00-19 does not apply to the circumstances of this transaction.

The response relating to subparagraph “f” is amended to read as follows;

The contract does not require a net-cash settlement.

With respect to our original response to Staff’s question 7 about our accounting for the registration rights agreement related to our March 10, 2006 private placement transaction, we are amending our original response by substituting the following in lieu of our previous response.

In connection with the registration rights relating to the private placement transaction, the Company considered the guidance in EITF 00-19 and has referred to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). The Company also considered EITF 05-4, although that guidance has not been finalized. The Company, under the guidance of EITF 00-19 Paragraph 16 and the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New), has determined that the maximum payment of 6% of the purchase price of the securities if the Company were unable to deliver registered shares is a reasonable estimate of the difference in fair values between registered and unregistered shares and therefore such amount is not considered a penalty. The following have been considered in making the determination of the reasonableness of the estimate:

A. Using data from FMV Opinion Inc.'s restricted stock study and the parameters described below, a median lack of marketability discount for a one year holding period was 9%: The data used to arrive at 9% was as follows:

1) SIC 2834 - Pharmaceuticals (Columbia’s Industry SIC code)

2) One-year restriction

3) Market capitalization ranging from $100 million to $750 million

The discount calculated is from market data from 9 companies during the period 1997-2004. The discount for the same period calculated from all companies within SIC Code 2834 was 16.67% using the market data from 17 companies.

B. In addition, a paper written by Professor Bajaj noted a marketability discount of 7.23%. Bajaj, Mukesh , Denis, David J., Ferris, Stephen P. and Sarin, Atulya, "Firm Value and Marketability Discounts" (Febuary 26, 2001). Available at SSRN: http://ssrn.com/abstract=262198 or DOI: 10.2139/ssrn.262198.

If you have further questions, or the responses require further explanation, please do not hesitate to contact me at 973-486-8860.

Very truly yours,

/S/ James Meer
James Meer
Senior Vice President, Chief Financial Officer,
and Treasurer
Columbia Laboratories, Inc.